MATERION CORPORATION

6070 Parkland Boulevard, Mayfield Heights, OH 44124

216.486.4200 f 216.383.4005 www.materion.com

May 10, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Heather Clark

Andrew Blume

Re:	Materion Corporation

Form 10-K for the Year Ended December 31, 2021

Response dated April 7, 2022

File No. 001-15885

Ladies and Gentlemen:

Materion Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 26, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Company’s response to the Staff’s March 21, 2022 comment letter.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note H—Income Taxes, page 56

1. We note your response to comment 2. Since your investment and master supply agreements appeared to exist in fiscal 2020 and it appears the customer provided prepayments in fiscal 2020, please clarify for us why there was not an associated deferred tax asset related to these agreements in the prior year.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

May 10, 2022

Response:

The Company historically has followed a tax method that allows for the deferral of income recognition under Section 451(c) of the Internal Revenue Code for a period of one year after cash receipts. In 2021, as part of the return-to-provision analysis completed prior to filing the Company’s tax return for 2020, the Company determined that a deferred tax asset of approximately $1.1 million should have been recognized as of December 31, 2020 in the consolidated balance sheet related to prepayments received as of December 31, 2019. An offsetting adjustment to increase current taxes payable within the balance sheet was also identified as part of this analysis. There was no impact on the Company’s consolidated income statement, income tax provision/expense, or consolidated statement of cash flows for 2020. When the $1.1 million deferred tax asset was identified in 2021, the Company evaluated the impact of the uncorrected adjustment and determined that the effect of the adjustment on the balance sheet was immaterial on both a quantitative and qualitative basis to the 2020 financial statements and the footnotes thereto. As a result, the Company did not record a correcting entry to the 2020 financial statements.

The Company’s current taxes payable and deferred tax asset balances in the December 31, 2021 balance sheet properly reflect all prepayments received as of December 31, 2020.

Note S – Fair Value Information and Derivative Financial Instruments, page 73

2. We note your response to comment 5. Please tell us whether the precious metal consignors have the ability to unilaterally demand return of consigned inventory or terminate the consignment arrangements. In doing so, tell us the historical frequency of such returns and terminations and summarize the related contractual terms. For example, explain if you have the option to either return the precious metals or deliver cash and, if so, specify how cash payments are derived. Also explain if you have the practical ability to return the consigned precious metals, particularly those that would need to be extracted from work-in-process or finished goods inventory. A summary of your manufacturing and product sale life cycle for consigned inventory would be helpful for our understanding of these arrangements. For example, tell us the standard timeframe necessary to convert consigned raw materials into work-in-process and finished goods and the percentage range of consigned inventory held as raw material versus work-in-process and finished goods during the historical periods presented.

Response:

As noted in our response to comment 5 of the Comment Letter, we have consignment agreements with multiple precious metal consignors (each, a “PM Consignor”). Those agreements can be separated into the three different categories described below. For all three categories, the PM Consignors maintain control over our storage and use of the consigned precious metal throughout the entire consignment process. Under the consignment agreements, we are required to keep the consigned precious metal only at locations that have been approved by the PM Consignors. While at those locations, we are required to hold or use the consigned precious metal only in a secure storage facility, in our work-in-process (“WIP”), or for related refining and fabricating. The three categories of consignment agreements are as follows and each category covers approximately one third of the consigned precious metal in our possession at any point in time:

•

Uncommitted – These agreements can be unilaterally terminated by the PM Consignor with the right to demand the return of all consigned precious metal with 30 days’ notice. Although these facilities are in place, consignment fees must be negotiated each time we take possession of consigned precious metal.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

May 10, 2022

•

Partially Committed –These agreements have definitive maturity dates; however, the agreements do not have definitive consignment fees and, consequently, the applicable PM Consignor can unilaterally prevent additional consignments through pricing increases. In that event, it may not be feasible for us to obtain additional consigned precious metals and we may also choose to return consigned precious metals. The PM Consignors do not, however, have the contractual right to unilaterally demand the return of their consigned precious metal or terminate the agreement.

•

Committed – This agreement is in place until a defined termination date. Consignment fees are agreed to as part of the negotiation process and carry throughout the life of the contract. Upon maturity, however, the Company is required to return or purchase any precious metal then on consignment. The PM Consignor does not have the contractual right to unilaterally demand the return of the consigned precious metal or terminate the agreement. The specific contract language can be referenced in our Current Report on Form 8-K filed on August 29, 2019 (Exhibit 10.1).

Regardless of how we categorize our consignment agreements, each consignment agreement expressly confirms the intent of the parties to “create a true consignment from the [PM Consignor] to the [Company and its subsidiaries] and for title to remain with the [PM Consignor].” Further, the provisions of the consignment agreements – retention of title, storage and use restrictions, physical tracking and reporting, audit and inspection rights and events of default, among others – reflect the PM Consignors’ continued control over the consigned precious metal even while it is in our possession. Under the consignment agreements, we are required to keep the consigned precious metal only at locations that have been approved by the PM Consignors. While at those locations, we are required to hold or use the consigned precious metal only in a secure storage facility, in our WIP, or for related refining and fabricating. Terms of our consignment arrangements do not vary based on the state of the precious metal in the production process.

Our outstanding consignment balance changes daily as we (a) return precious metal not required for production and (b) purchase precious metal that has been incorporated into products we have manufactured and delivered to our customers. We manage consignment precious metal closely, keeping only what is needed and returning excess precious metal to the PM Consignor on a regular basis, often occurring multiple times a month.

Because we have our own precious metal refinery, we are able to convert precious metal in any state of the manufacturing process (including WIP and finished goods) into an acceptable precious metal purity that the PM Consignors will accept if return is required. Additionally, we have refining partners who will refine precious metal in any state of the manufacturing process (including WIP and finished goods) for us and those same partners will transfer the precious metal back to the applicable PM Consignor upon the completion of the refining process, effectively returning consigned precious metal to the PM Consignor and reducing our outstanding precious metal consignment balance.

While the refining process is part of our normal course of operations, the duration and cost of the refining process can vary depending on the purity of the precious metal and whether we can easily refine it in our own refinery, or it is more efficient and cost effective to refine at a third-party refiner. In general, the cost of refining is immaterial compared to the value of the consigned precious metal. Once the precious metal is refined, we determine whether we need to keep the precious metal to satisfy internal demand or we can return it to the PM Consignor. The amount of returned precious metal from our internal and external refinery practices varies depending on demand, but at a minimum we are returning some refined precious metal to a PM Consignor at least monthly.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

May 10, 2022

Each consignment agreement entitles the PM Consignor to demand the immediate purchase or return of precious metal during an event of default. Events of default are not limited to payment defaults, and include failures with respect to our storage and use of consigned precious metals, failures to properly secure consigned precious metals, loss or theft of consigned precious metals, inaccuracies in our consigned precious metal reports, and discrepancies in our physical precious metal counts, as well as other customary events such as breaches of representations and warranties, insolvency events, adverse judgements and cross-defaults with other material agreements. The PM Consignors periodically perform onsite audits and inspections to ensure that we are adhering to the terms of our agreements. We have never had a PM consignor terminate an agreement due to default; however, we return precious metal to the PM Consignor(s) frequently in the normal course of business based on operational needs, availability limits or due to not extending the maturity of the agreement(s).

In connection with an event of default or if one of our committed or partially committed consignment facilities matures (without extension) or one of our uncommitted facilities is terminated, we are required to (a) return the precious metal then on consignment or (b) purchase that precious metal. In either case, the return or payment is typically due within two business days. If we choose to purchase the precious metal, the purchase price is equal to (i) the value of the precious metal at that time by reference to the spot price on the relevant metal exchange (e.g., London Bullion Market Association or London Metal Exchange) or as quoted by the relevant PM Consignor, plus (ii) any applicable premium based on the purity of the precious metal. If we choose to return the precious metal, we can return the actual precious metal we have on hand or deliver to the PM Consignor a quantity of the same type and purity of precious metal then on consignment.

Precious metal obtained from the PM Consignors is stored in secure locations within our facilities until it is issued into production. Once the precious metal is issued into production it generally moves completely through the manufacturing process within one week (on average). We maintain approximately half of our consigned precious metal in a raw material form and half in WIP and finished goods. Finished goods containing consigned precious metal are sent to a customer typically within one day of finalizing the product. Once we complete production and deliver a product to our customer, we purchase from the PM Consignor, any consigned precious metal that has been incorporated into that product. Under each of the consignment agreements, title to the consigned precious metal transfers from the PM Consignor to our customer concurrently with our payment to the PM Consignor.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 216.383.6889.

Very truly yours,

/s/ Shelly M. Chadwick

Shelly M. Chadwick
Chief Financial Officer